CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 2	Page 1 of 7

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________________

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

______________________

SKY-MOBI LIMITED
(Name of Issuer)

______________________

Common Shares, par value $0.00005 per share
(Title of Class of Securities)

83084G 109**
(CUSIP Number)

Mr. Michael Tao Song c/o Sky-mobi Limited 10/F, Building B, United Mansion No. 2 Zijinghua Road Hangzhou, Zhejiang 310013 People’s Republic of China Telephone: +86.571.8777.0978	With a copy to Ms. Fang Xue Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road Beijing 100025 People’s Republic of China Telephone: +86.10.6502.8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2016
(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

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*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the Issuer’s American Depositary Shares, each representing eight common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Mobi Joy Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 -0-
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS Xplane Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 -0-
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS Michael Tao Song
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 -0-
14	TYPE OF REPORTING PERSON IN

CUSIP No. 83084G 109	SCHEDULE 13D Amendment No. 2	5 of 7

Introductory Note

This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed jointly by Mobi Joy Limited (“Mobi Joy”), Michael Tao Song (“Mr. Song”), and Xplane Ltd. (“Xplane,” together with Mobi Joy and Mr. Song, the “Reporting Persons”).

This Amendment amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed jointly with the Securities and Exchange Commission (the “SEC”) on June 24, 2016, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons with the SEC on August 24, 2016 (as so amended, the “Original Schedule 13D”) with respect to the common shares, par value $0.00005 per share (the “Common Shares”), including Common Shares represented by American Depositary Shares (each representing eight Common Shares), of Sky-mobi Limited (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On November 16, 2016 at 10:00 a.m. (Beijing time), an extraordinary general meeting of shareholders of the Issuer was held at the Issuer’s principal executive offices located at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On November 16, 2016, the Issuer filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, and upon registration by the Registrar of Companies of the Cayman Islands, the Merger became effective on November 16, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the Effective Time, each of our Common Shares issued and outstanding immediately prior to the Effective Time (including Common Shares represented by American Depositary Shares) was cancelled for the right to receive $0.275 per Common Share surrendered for cancellation, without interest and net of any applicable withholding taxes, except for Common Shares held by (i) the Reporting Persons (including Common Shares represented by American Depositary Shares), (ii) the Issuer or any of its subsidiaries (including Common Shares represented by American Depositary Shares), and (iii) shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised).

In addition, at the Effective Time,

(i) each option to purchase Common Shares granted under the Issuer's 2016 Share Incentive Plan and 2010 Share Incentive Plan (together, the “Company Incentive Plans”) (each a “Company Stock Option”), that was vested and outstanding immediately prior to the Effective Time, was cancelled in exchange for the right of the holder of such vested Company Stock Option to receive cash, without interest, in the amount equal to the product of (x) the excess, if any, of $0.275 over the exercise price per Common Share under such Company Stock Option and (y) the number of Common Shares subject to such Company Stock Option (the “Vested Company Option Consideration”), provided that if the exercise price per Common Share of any such Company Stock Option is equal to or greater than $0.275, such Company Stock Option will be cancelled without any cash payment being made in respect thereof;

(ii) each Company Stock Option that was unvested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right of the holder of such unvested Company Stock Option to receive deferred cash payments, without interest, in an amount equal to the Vested Company Option Consideration, which cash amount will be payable by the surviving company of the Merger subject to and in accordance with the vesting schedule and other terms and conditions applicable to such unvested Company Stock Option as in effect immediately prior to the Effective Time, with any such payments to be made within 20 days of the applicable vesting date; and

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(iii) each restricted Common Share of the Issuer granted under the Company Incentive Plans (each a “Company Restricted Share”), except for certain unvested Company Restricted Shares that were accelerated in accordance with the terms of the Merger Agreement (the “Cashed Out Restricted Shares”) and Company Restricted Shares owned by the Reporting Persons, was cancelled in exchange for the right of the holder of such Company Restricted Share to receive deferred cash payments, without interest, in an amount equal to $0.275, which cash amount will be payable by the surviving company of the Merger subject to and in accordance with the vesting schedule and other terms and conditions applicable to such Company Restricted Share as in effect immediately prior to the Effective Time, with any such payments to be made within 20 days of the applicable vesting date. At the Effective Time, each Cashed Out Restricted Share was cancelled in exchange for the right to receive the Per Share Merger Consideration.

Following the Merger on November 16, 2016, Form 25 was filed on behalf of the Issuer and, as result, the American Depositary Shares of the Issuer will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 15 in connection with the transactions contemplated by the Merger Agreement, or such longer period as may be determined by the SEC, registration of the Common Shares under the Exchange Act will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Common Shares, including American Depositary Shares.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented in its entirety by the following:

(a) – (b) As of the date of this Amendment, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)       Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Common Shares of the Issuer during the past 60 days.

(d)       Not applicable.

(e)       November 16, 2016.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2016

Mobi Joy Limited

By:	/s/ Michael Tao Song Michael Tao Song
Title:	Director

Xplane Ltd.

By:	/s/ Michael Tao Song Michael Tao Song
Title:	Director

Michael Tao Song

By:	/s/ Michael Tao Song Name: Michael Tao Song